November 2, 2009

Mail Stop 3561

Lawrence R. Samuels
Executive Vice President – Finance and Chief Financial Officer
c/o UTi, Services, Inc.
100 Oceangate, Suite 1500
Long Beach, CA 90802

RE: UTi Worldwide Inc., Inc.
File No. 000-31869
Form 10-K: For the Fiscal Year Ended January 31, 2009

Dear Mr. Samuels:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief